SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                                For 21 June 2006


                         The Governor and Company of the
                                 Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):




                                  SCHEDULE 11
    Notification of Transactions of Directors/Persons Discharging Managerial
                      Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1   Name of the Issuer               2   State whether the notification relates
                                         to:

    BANK OF IRELAND                      a transaction notified in accordance
                                         with Market Abuse Rules;

                                         a disclosure made in accordance with
                                         section 53 (as extended by section 64
                                         of the Companies Act 1990) or entered
                                         into the issuer's register in
                                         accordance with section 59 of the
                                         Companies Act 1990; or
                                         both (i) and (ii).

                                         Notification relates to (i) above and
                                         to the UK Disclosure Rule 3.1.4 R (1)
                                         (a)

3   Name of person discharging       4   State whether notification relates to a
    managerial responsibilities/         person connected with a person
    director                             discharging managerial responsibilities
                                         /director named in 3 and identify the
                                         connected person

    Des Crowley, Denis Donovan,          N/A
    Cyril Dunne, Finbarr Murphy

5   Indicate whether the             6   Description of shares (including class)
    notification is in respect of a      debentures or derivatives or financial
    holding of the person referred       instruments relating to shares
    to in 3 or 4 above or in respect
    of a non-beneficial interest

    PDMRs named in 3 above               Ordinary Stock

7   Name of registered shareholder   8   State the nature of the transaction
    (s) and, if more than one,
    number of shares held by each of
    them

    Des Crowley, Denis Donovan,          Des Crowley - Additional award of 1,583
    Cyril Dunne, Finbarr Murphy          units of Ordinary Stock, being 20% of
                                         the Retained Vested Units under the
                                         2001 Long Term Performance Stock
                                         Plan.

                                         Denis Donovan - Additional award of
                                         1,178 units of Ordinary Stock, being
                                         20% of the Retained Vested Units under
                                         the 2001 Long Term Performance Stock
                                         Plan.

                                         Cyril Dunne - Additional award of 1,583
                                         units of Ordinary Stock, being 20% of
                                         the Retained Vested Units under the
                                         2001 Long Term Performance Stock
                                         Plan.

                                         Finbarr Murphy - Additional award of
                                         1,020 units of Ordinary Stock, being
                                         20% of the Retained Vested Units under
                                         the 2001 Long Term Performance Stock
                                         Plan.

 9   Number of shares, debentures or        10   Percentage of issued class
     financial instruments relating to           acquired (treasury shares of
     shares acquired                             that class should not be taken
                                                 into account when calculating
                                                 percentage)

     Des Crowley 1,583                           Des Crowley 0.0002%
     Denis Donovan 1,178                         Denis Donovan 0.0001%
     Cyril Dunne 1,583                           Cyril Dunne 0.0002%
     Finbarr Murphy 1,020                        Finbarr Murphy 0.0001%

11   Number of shares, debentures or        12   Percentage of issued class
     financial instruments relating to           disposed (treasury shares of
     shares disposed                             that class should not be taken
                                                 into account when calculating
                                                 percentage)

     N/A                                         N/A

13   Price per share or value of            14   Date and place of transaction
     transaction

     N/A                                         20 June 2006, Dublin

15   Total holding following notification   16   Date issuer informed of
     and total percentage holding following      transaction
     notification (any treasury shares
     should not be taken into account when
     calculating percentage)

     Des Crowley 92,880 0.01%                    20 June 2006
     Denis Donovan 82,790 0.01%
     Cyril Dunne 19,355 0.002%
     Finbarr Murphy 36,788 0.004%

If a person discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17   Date of grant                          18   Period during which or date on
                                                 which it can be exercised

19   Total amount paid (if any) for grant   20   Description of shares or
     of the option                               debentures involved (class and
                                                 number)

21   Exercise price (if fixed at time of    22   Total number of shares or
     grant) or indication that the price is      debentures over which options
     to be fixed at the time of exercise         are held following
                                                 notification

23   Any additional information             24   Name of contact and telephone
                                                 number for queries

                                                 Peter Nugent + 353 1 6043402



Name and signature of duly designated officer of issuer responsible for making notification

Peter Nugent - Assistant Group Secretary
____________________________________________________
Date of notification 21 June 2006







                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



The Governor and Company
of the Bank of Ireland




John B. Clifford
Group Secretary



Date: 21 June 2006